January 8, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:         Derma Sciences, Inc. – Form S-1 File No. 333-163127

Dear Sir or Madam:

Derma Sciences, Inc. (the “Registrant”) hereby files an amendment to the above captioned registration statement on Form S-1 and also furnishes herewith an EDGAR red-lined version of the registration statement marked to show changes.  Changes to the amended document are as follows:

Registration Statement – Cover Page

We amended the filing date to read “January 9, 2010”.

We amended “Form S-1/A” to read “Form S-1/A-2”.

Registration Statement – Calculation of Registration Fee

We recalculated the registration fee based upon our revised estimate of total offering proceeds.

Prospectus – Cover Page

1. We amended the date in the “Subject to Completion” phrase at the top left of the page to read “January 8, 2010”.

2. We amended the dates and amounts set forth in the last sentence of the second paragraph under the heading “Derma Sciences, Inc.” to reflect the closing bid price of the common stock on January 7, 2010.

3. We amended the estimated offering expenses set forth in note (2) to the table to read “$530,000”.

4. We amended the dates immediately above and below “Rodman & Renshaw, LLC” to read “January __, 2010” and “2010”, respectively.

Prospectus – Table of Contents – Page i

We amended page references as necessary to reflect altered pagination resulting from typesetting.

Prospectus – Prospectus Summary – The Offering – Use of Proceeds – Page 2

We amended the amount of estimated total proceeds to read “$8,398,000”.

Prospectus – Prospectus Summary – Summary Financial Information – Balance Sheet Data – Page 3

We amended pro forma amounts in the table and footnote to reflect revised estimated proceeds.

Prospectus – Risks Associated with this Offering – Page 6

We amended the table under the heading “Our Stock Price Has Been Volatile and its Volatility is Likely to Continue” to reflect high and low stock prices for the entire 2009 calendar year.

Prospectus – Use of Proceeds – Page 10

We amended estimated offering proceeds together with amounts dependent thereon in the lead paragraph.  We amended the table and its footnote to reflect revised applications of proceeds for loan retirement and working capital, revised total proceeds applied and revised applied percentages.

Prospectus – Capitalization – Page 11

We amended amounts under the second bullet point to reflect the revised offering price per share and revised application of proceeds for the retirement of long term debt.  We amended the table to reflect revised pro forma additional paid in capital and total shareholders’ equity.

We deleted the headings “Actual and Pro Forma Capitalization” and “Warrant Exchange Proposal” and we deleted the two paragraphs under the table.

Prospectus – Market for Common Equity – Page 12

We revised the last sentence of this section to reflect holders of record as of January 6, 2010.

Prospectus – Dilution – Page 12

We revised amounts set forth in paragraph two and the table and footnote to reflect the above described revised estimated offering proceeds and application thereof.

Registration Statement – Item 13.  Other Expenses of Issuance and Distribution

We amended the table to revise the SEC registration fee, underwriting discount and commission, underwriter’s expense allowance, legal fees and expenses and miscellaneous expenses.

Registration Statement – Exhibit 4 – Form of Securities Underwriting Agreement

Section 4(b) was amended to further specify the offering expenses for which the Registrant is responsible and increase the cap relative to certain expenses from $75,000 to $100,000.

Registration Statement – Exhibit 5 – Consent of Hedger & Hedger

We amended the reference to the filing date in line 2 of Exhibit 5 to read “January 8, 2010” and conformed the date of Exhibit 5 to the Form S-1 filing date.

Registration Statement – Exhibit 23.1 – Consent of Ernst & Young, LLP

We amended the date of execution of Exhibit 23.1 to read “January 7, 2010”.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c      Edward J. Quilty
John E. Yetter, CPA